UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-43060

Mayfair Gold Corp.
(Translation of registrant’s name into English)

489 McDougall Street
Matheson, Ontario P0K 1N0
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

INCORPORATION BY REFERENCE

Exhibit 99.3 to this Report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Mayfair Gold Corp. (File No. 333-295084).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice of meeting
99.2	Notice of Availability of Proxy Materials
99.3	Management Information Circular
99.4	Form of proxy
99.5	Voting Instruction Form
99.6	Financial Statement Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYFAIR GOLD CORP.

Date: May 22, 2026	By:	/s/ Kevin Annett
	Name:	Kevin Annett
	Title:	Chief Financial Officer